TFS CAPITAL INVESTMENT TRUST

March 17, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:            TFS Capital Investment Trust (the "Trust")
File Nos. 333-113652; 811-21531

Ladies and Gentlemen:

Mr. Dominic Minore of the Commission's staff recently contacted us by telephone to provide the following comments on the Trust's preliminary proxy materials to be furnished to shareholders of the TFS Market Neutral Fund, the TFS Small Cap Fund and the TFS Hedged Futures Fund, each a series of the Trust, in connection with a Special Meeting of Shareholders scheduled to be held on May 5, 2016.  The comments along with the Trust's responses are listed below.

1.	Comment: In the proxy materials please disclose who is responsible for the payment of the expenses associated with the meeting of shareholders.

Response:  We have added disclosure stating that TFS Capital LLC (the "Adviser"), the adviser to the Funds, is paying all fees and expenses associated with this shareholder meeting.

2.	Comment: In the Question and Answers section, the third question asks for information on how the New Advisory Agreement and Present Advisory Agreements differ from each other. In your response to that question, you state the Board does not believe the addition of forum selection clause will have any negative implications to shareholders. Can you indicate whether the Board relied on the advice of counsel as it relates to their finding?

Response:  We reworked that discussion to clarify that the Board's decision as it relates to the forum selection clause was made after considering the advice of experienced legal counsel.  Below is the revised disclosure.

"Following discussions with experienced legal counsel, the Board of Trustees concluded that adding a forum selection clause will not result in any negative implications to shareholders.  In addition, it is the Board's belief, based on advice from experienced legal counsel, that a forum selection clause would provide considerable assurance that the court hearing any matter involving the New Advisory Agreements has sufficient expertise in the applicable law."

3.
Comment:  In the expense limitation agreements discussion found on page 10 of the proxy statement, please explain to investors that if the Adviser decides in the future to further reduce the expense cap arrangement with a Fund, reimbursements pursuant to the agreement will only be made to the Adviser for previously reduced advisory fees and/expense reimbursements, if the reimbursement does not cause the Fund's annual fund operating expenses to exceed the then current lower cap arrangement.

 Response:  We have added the requested disclosure.

4.	Comment: On page 14 of the proxy statement, in the first paragraph following the second bullet point, please clarify whether or not there are any anticipated changes to the advisory services or fees being charged by the Adviser under the New Advisory Agreements.

Response:  There are no anticipated changes to the services provided or fees charged by the Adviser.  See the italicized text for our revision to the first sentence in the referenced paragraph.

"The Trustees determined that the scope, quality, and nature of services, to be provided by the Adviser and the fees to be paid to the Adviser under the New Advisory Agreements will be substantially the same as to the scope, quality and nature of services provided, and fees paid, under the Present Advisory Agreements."

5.	Comment: Add to the proxy a proposal that allows shareholders to vote on the adjournment of the meeting to allow for additional solicitation of proxies.

Response:  We added the proposal to the proxy materials, including the proxy card.

We acknowledge that:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3406 if you have any questions.

Very truly yours,

/s/  Wade Bridge

Wade Bridge
Secretary